UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD
OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number   811-3627

Greenspring Fund, Incorporated
(Exact Name of Registrant as Specified in Charter)

2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: (410)823-5353

Mr. Charles vK. Carlson, President
2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Name and address of Agent for Service)

Date of fiscal year end: December 31, 2012

Date of reporting period: June 30, 2012

Form N-PX is to be used by a registered management investment company,
other than a small business investment company registered on Form N-5
(239.24 and 274.5 of this chapter), to file reports with the Commission,
not later than August 31 of each year, containing the registrant's proxy
voting record for the most recent twelve-month period ended June 30,
pursuant to section 30 of the Investment Company Act of 1940 and rule
30b1-4 thereunder (17 CFR 270.30b1-4). The Commission may use the
information provided on Form N-PX in its regulatory, disclosure review,
inspection, and policymaking roles.

A registrant is required to disclose the information specified by
Form N-PX, and the Commission will make this information public. A
registrant is not required to respond to the collection of information
contained in Form N-PX unless the Form displays a currently valid Office
of Management and Budget ("OMB") control number. Please direct comments
concerning the accuracy of the information collection burden estimate

and any suggestions for reducing the burden to the Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. 3507.

Item 1. Proxy Voting Record 07/01/11-06/30/12

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ISSUER	TICKER	CUSIP	MEETING DATE	MATTER VOTED ON	PROPOSED BY	VOTE CAST	FOR/AGAINST ABSTAIN	FOR/AGAINST MANAGEMENT
CA, Inc.	CA	12673P105	08/03/11	1) Election of Directors	Management	07/28/11	For	For
				2) Ratify KPMG as IA	Management	07/28/11	For	For
				3) Approval of exec. comp.	Management	07/28/11	For	For
				4) Frequency of approval of exec. compensation	Management	07/28/11	For	For
				5) Approval of 2011 Incentive Plan	Management	07/28/11	For	For
				6) Approval of 2012 Employee Stock Purchase Plan	Management	07/28/11	For	For
Prestige Brands Holdings, Inc.	PBH	74112D101	08/02/11	1) Election of Directors	Management	07/28/11	For	For
				2) Ratify PwC as IA	Management	07/28/11	For	For
				3) Approval of exec. comp.	Management	07/28/11	For	For
				4) Frequency of approval of exec. compensation	Management	07/28/11	For	For
Hampden Bancorp	HBNK	40867E107	11/01/11	1) Election of Directors	Management	10/12/11	For	For
				2) Ratify Wolf & Co. as IA	Management	10/12/11	For	For
Cisco Systems, Inc.	CSCO	17275R102	12/07/11	1) Election of Directors	Management	11/16/11	For	For
				2) Approval of Amended Stock Incentive Plan	Management	11/16/11	For	For
				3) Approval of exec. comp.	Management	11/16/11	For	For
				4) Frequency of approval of exec. compensation	Management			
				5) Ratify PwC as IA	Management	11/16/11	For	For
				6) Establishment of Board Committee on Environmental Sustainability	Shareholder	11/16/11	Against	For
				7) Requirement to publish Internet Fragmentation Report to shareholders within 6 months	Shareholder	11/16/11	Against	For
				8) Requirement that execs. retain significant percentage of shares for two years following termination	Shareholder	11/16/11	Against	For

Emerson Electric Co.	EMR	291011104	02/07/12	1) Election of Directors	Management	02/06/12	For	For
				2) Approval of executive compensation	Management	02/06/12	For	For
				3) Ratify KPMG as IA	Management	02/06/12	For	For
				4) Issuance of Sustainability Report	Shareholder	02/06/12	Against	For
				5) Declassification of Board	Shareholder	02/06/12	For	Against
BCSB Bancorp, Inc.	BCSB	055367106	02/08/12	1) Election of Directors	Management	02/06/12	For	For
				2) Ratify Stegman & Co. as IA	Management	02/06/12	For	For
				3) Approval of executive compensation	Management	02/06/12	For	For
Essa Bancorp	ESSA	29667D104	03/01/12	1) Election of Directors	Management	02/28/12	For	For
				2) Ratify IA	Management	02/28/12	For	For
				3) Consideration of advisory non binding resolution regarding executive compensation	Management	02/28/12	For	For
Hanesbrands, Inc.	HBI	410345102	04/24/12	1) Election of Directors	Management	03/28/12	For	For
				2) Ratify PwC as IA	Management	03/28/12	For	For
				3) Advisory vote to approve executive compensation	Management	03/28/12	For	For
Pentair, Inc.	PNR	709631105	04/25/12	1) Election of Directors	Management	04/18/12	For	For
				2) Advisory vote to approve executive compensation	Management	04/18/12	For	For
				3) Ratify DT as IA	Management	04/18/12	For	For
Shore Bancshares, Inc.	SHBI	825107105	04/25/12	1) Election of Directors	Management	04/09/12	For	For
				2) Ratify Stegman & Co. as IA	Management	04/09/12	For	For
				3) Advisory vote to approve executive compensation	Management	04/09/12	For	For
Suncor Energy, Inc.	SU	867224107	05/01/12	1) Election of Directors	Management	04/25/12	For	For
				2) Re-appoint PwC as IA	Management	04/25/12	For	For
				3) Approval of executive compensation	Management	04/25/12	For	For
NTelos Holdings Corp.	NTLS	67020Q305	05/01/12	1) Election of Directors	Management	04/0312	For	For
				2) Advisory approval on executive compensation	Management	04/03/12	For	For
				3) Ratify KPMG as IA	Management	04/03/12	For	For
Cardinal Financial Corporation	CFNL	14149F109	04/20/12	1) Election of Directors	Management	04/09/12	For	For
				2) Advisory approval of executive compensation	Management	04/09/12	For	For
				3) Ratify KPMG as IA	Management	04/09/12	For	For
EOG Resources, Inc.	EOG	26875P101	05/02/12	1) Election of Directors	Management	04/25/12	For	For
				2) Ratify DT as IA	Management	04/25/12	For	For
				3) Approval of executive	Management	04/25/12	For	For

				compensation				
				4) Accelerated vesting of executive officer stock awards upon change of control	Shareholder	04/25/12	Against	For
				5) Stock retention for executive officers	Shareholder	04/25/12	Against	For
MasTec, Inc.	MTZ	576323109	05/09/12	1) Election of Directors	Management	05/02/12	For	For
				2) Ratify BDO USA as IA	Management	05/02/12	For	For
				3) Approval of annual incentive plan for executive officers	Management	05/02/12	For	For
Assurant, Inc.	AIZ	04621X108	05/10/12	1) Election of Directors	Management	05/03/12	For	For
				2) Appointment of PwC as IA	Management	05/03/12	For	For
				3) Advisory approval of executive compensation	Management	05/03/12	For	For
Energen Corp.	EGN	29265N108	04/25/12	1) Election of Directors	Management	04/18/12	For	For
				2) Ratify IA	Management	04/18/12	For	For
				3) Advisory resolution relating to executive compensation	Management	04/18/12	For	For
				4) Shareholder proposal	Shareholder	04/18/12	For	Against
OmniAmerican Bancorp, Inc.	OABC	68216R107	05/15/12	1) Election of Directors	Management	05/09/12	For	For
				2) Ratify KPMG as IA	Management	05/09/12	For	For
				3) Approval of executive compensation	Management	05/09/12	For	For
OceanFirst Financial Corp.	OCFC	675234108	05/10/12	1) Election of Directors	Management	05/03/12	For	For
				2) Advisory vote on executive compensation	Management	05/03/12	For	For
				3) Ratify KPMG as IA	Management	05/03/12	For	For
Lumos Networks Corp.	LMOS	550283105	05/17/12	1) Election of Directors	Management	04/16/12	For	For
				2) Advisory vote on executive compensation	Management	04/16/12	For	For
				3) Frequency of vote on advisory approval of executive compensation	Management	04/16/12	For	For
				4) Ratify KPMG as IA	Management	04/16/12	For	For
j2 Global, Inc.	JCOM	48123V102	05/10/12	1) Election of Directors	Management	04/30/12	For	For
				2) Ratify Singerlewak as IA	Management	04/30/12	For	For
				3) Advisory vote on executive compensation	Management	04/30/12	For	For
				4) Other business	Management	04/30/12	For	For
Middleburg Financial Corp.	MBRG	596094102	05/02/12	1) Election of Directors	Management	04/25/12	For	For
				2) Ratify Yount, Hyde and Barbour as IA	Management	04/25/12	For	For

Bioscrip, Inc.	BIOS	09069N108	05/01/12	1) Election of Directors	Management	04/19/12	For	For
				2) Advisory vote on executive compensation	Management	04/19/12	For	For
				3) Ratify E&Y as IA	Management	04/19/12	For	For
Home Bancorp, Inc.	HBCP	43689E107	05/09/12	1) Election of Directors	Management	05/02/12	For	For
				2) Ratify Porter Keadle Moore as IA	Management	05/02/12	For	For
Republic Services, Inc.	RGS	760759100	05/17/12	1) Election of Directors	Management	05/07/12	For	For
				2) Advisory vote on executive compensation	Management	05/07/12	For	For
				3) Ratify E&Y as IA	Management	05/07/12	For	For
				4) Payments upon death of senior executive	Shareholder	05/07/12	Against	For
				5) Political contributions and expenditures	Shareholder	05/07/12	Against	For
Rosetta Resources, Inc.	ROSE	777779307	05/17/12	1) Election of Directors	Management	05/07/12	For	For
				2) Advisory vote on executive compensation	Management	05/07/12	For	For
				3) Ratify PwC as IA	Management	05/07/12	For	For
PartnerRe Ltd.	PRE	G6852T105	05/16/12	1) Election of Directors	Management	05/07/12	For	For
				2) Re-appoint DT as IA	Management	05/07/12	For	For
				3) Approval of amendment to 2003 Non-Employee Directors Share Plan	Management	05/07/12	For	For
				4) Advisory vote on executive compensation	Management	05/07/12	For	For
ON Semiconductor Corporation	ONNN	682189105	05/15/12	1) Election of Directors	Management	05/03/12	For	For
				2) Advisory vote on executive compensation	Management	05/03/12	For	For
				3) Ratify PwC as IA	Management	05/03/12	For	For
				4) Approval of amendment to Stock Incentive Plan to increase number of shares available under plan	Management	05/03/12	For	For
ConocoPhillips	COP	20825C105	05/09/12	1) Election of Directors	Management	04/25/12	For	For
				2) Ratify E&Y as IA	Management	04/25/12	For	For
				3) Advisory vote on executive compensation	Management	04/25/12	Against	Against
				4) Company Environmental Policy	Shareholder	04/25/12	Against	For
				5) Accident Risk Mitigation	Shareholder	04/25/12	Against	For
				6) Report on Grassroots Lobbying Expenditures	Shareholder	04/25/12	Against	For
				7) Greenhouse Gas Reduction Targets	Shareholder	04/25/12	Against	For
				8) Gender Expression Non-Discrimination	Shareholder	04/25/12	Against	For

PPL Corporation	PPL	69351T106	05/16/12	1) Election of Directors	Management	05/14/12	For	For
				2) Approval of 2012 Stock Incentive Plan	Management	05/14/12	For	For
				3) Ratify IA	Management	05/14/12	For	For
				4) Advisory vote on executive compensation	Management	05/14/12	For	For
				5) Director Election Majority Vote	Shareholder	05/14/12	For	Against
W.R. Berkley Corporation	WRB	084423102	05/22/12	1) Election of Directors	Management	05/21/12	For	For
				2) Approval of 2012 Stock Incentive Plan	Management	05/21/12	For	For
				3) Advisory vote on executive compensation	Management	05/21/12	For	For
				4) Ratify KPMG as IA	Management	05/21/12	For	For
Emcor Group, Inc.	EME	29084Q100	05/31/12	1) Election of Directors	Management	05/23/12	For	For
				2) Advisory vote on executive compensation	Management	05/23/12	For	For
				3) Ratify E&Y as IA	Management	05/23/12	For	For
Rush Enterprises, Inc.	RUSH	781846308	05/15/12	1) Election of Directors	Management	05/07/12	For	For
				2) Ratify E&Y as IA	Management	05/07/12	For	For
NGP Capital Resources	NGPC	62912R107	05/16/12	1) Election of Directors	Management	05/03/12	For	For
				2) Ratify E&Y as IA	Management	05/03/12	For	For
				3) To adjourn meeting to solicit additional proxies, if necessary	Management	05/03/12	For	For
Westfield Financial, Inc.	WFD	96008P104	05/17/12	1) Election of Directors	Management	05/16/12	For	For
				2) Advisory vote on executive compensation	Management	05/16/12	For	For
				3) Ratify Wolf & Co. as IA	Management	05/16/12	For	For
Rudolph Technologies, Inc.	RTEC	781270103	05/23/12	1) Election of Directors	Management	05/07/12	For	For
				2) Advisory vote on executive compensation	Management	05/07/12	For	For
				3) Ratify E&Y as IA	Management	05/07/12	For	For
American National Bankshares, Inc.	AMNB	027745108	05/15/12	1) Election of Directors	Management	05/09/12	For	For
				2) Advisory vote on executive compensation	Management	05/09/12	For	For
Heritage Financial Group, Inc.	HBOS	42726X102	05/23/12	1) Election of Directors	Management	05/21/12	For	For
				2) Advisory vote on executive compensation	Management	05/21/12	For	For
				3) Ratify Mauldin & Jenkins as IA	Management	05/21/12	For	For
FTI Consulting, Inc.	FCN	302941109	06/06/12	1) Election of Directors	Management	05/24/12	For	For
				2) Ratify KPMG as IA	Management	05/24/12	For	For
				3) Advisory vote on executive compensation	Management	05/24/12	For	For

Michael Baker Corporation	BKR	057149106	05/30/12	1) Election of Directors	Management	05/09/12	For/Against	For/Against
				2) Advisory vote on executive compensation	Management	05/09/12	For	For
				3) Ratify DT as IA	Management	05/09/12	For	For
Southern National Bancorp of VA, Inc.	SONA	843395104	05/17/12	1) Election of Directors	Management	05/16/12	For	For
				2) Ratify KPMG as IA	Management	05/16/12	For	For
				3) Advisory vote on executive compensation	Management	05/16/12	For	For
Chicopee Bancorp, Inc.	CBNK	168565109	05/30/12	1) Election of Directors	Management	05/21/12	For	For
				2) Ratify Berry, Dunn, McNeil & Parker as IA	Management	05/21/12	For	For
				3) Advisory vote on executive compensation	Management	05/21/12	For	For
Newpark Resources, Inc.	NR	651718504	06/07/12	1) Election of Directors	Management	05/23/12	For	For
				2) Advisory vote on executive compensation	Management	05/23/12	For	For
				3) Ratify DT as IA	Management	05/23/12	For	For
Global Indemnity plc	GBLI	G39319101	06/06/12	1) Election of Directors	Management	05/30/12	For	For
				2) Authorization to make open market purchases of A ordinary shares	Management	05/30/12	For	For
				3) Authorization to reissue price range of A ordinary shares held as treasury shares	Management	05/30/12	For	For
				4) Ratify PwC as IA	Management	05/30/12	For	For
				5a) Election of Wind River directors	Management	05/30/12	For	For
				5b) Ratify PwC as IA for Wind River	Management	05/30/12	For	For
				6) Authorization to hold 2013 Annual Meeting outside of Ireland	Management	05/30/12	For	For
				7) To transact such other business	Management	05/30/12	For	For
Harmonic, Inc.	HLIT	413160102	06/27/12	1) Election of Directors	Management	05/30/12	For	For
				2) Advisory vote on executive compensation	Management	05/30/12	For	For
				3) Amendment to 1995 Stock Plan to increase the number of shares of common stock reserved for issuance	Management	05/30/12	For	For
				4) Amendment to the Director Stock Plan to increase the number of common stock reserved for issuance	Management	05/30/12	For	For

				5) Ratify PwC as IA	Management	05/30/12	For	For
GSI Group, Inc.	GSIG	36191C205	06/24/12	1) Election of Directors	Management	05/24/12	For	For
				2) Appoint E&Y as IA	Management	05/24/12	For	For

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Signatures

Pursuant to the requirements of the Investment Company Act of
1940, the registrant has duly caused this report to be signed
on its behalf by the undersigned, thereunto duly authorized.

Greenspring Fund, Incorporated

By: /s/ Charles vK. Carlson
Charles vK. Carlson
Chief Executive Officer

August 9, 2012